Divakar Gupta
+1 212 479 6474
dgupta@cooley.com

October 23, 2018

By EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561

Re:	Gamida Cell Ltd.
Amendment No. 1 to Registration Statement on Form F-1
Filed October 15, 2018
File No. 333-227601

Ladies and Gentlemen:

On behalf of Gamida Cell Ltd. (“Gamida” or the “Company”), we are responding to comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relayed in a conversation on October 19, 2018 (the “Conversation”) relating to the above-referenced Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-227601) (the “Registration Statement”).  In response to the Comments, the Company intends to clarify which of the Company’s existing investors are participating in the offering registered pursuant to the Registration Statement (the “Offering”).

The intention of the Underwriters is to convey substantially the following to investors in the offering at the time of pricing: “Novartis Pharma AG, Clal Biotechnology Industries Ltd., Shavit Capital Funds and certain of their respective affiliates have agreed to purchase, in the aggregate, approximately $[  ] million of the ordinary shares offered in this offering at the initial public offering price.”

Whether such investors will participate in the Offering and the final amount of such investors’ participation in the Offering will not be known until the time of pricing of the Offering, as such investors have at this point in time prior to the effectiveness of the Registration Statement only submitted indications of interest to participate in the Offering, but such information will be available to convey to investors at the time of pricing of the Offering.

The Company respectfully requests the Staff’s assistance in completing the review of this response letter. Please contact me at (212) 479-6474 with any questions regarding the Company’s responses to the Staff’s comments or if you require further information.  Thank you in advance for your attention to the above.

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Cooley LLP   1114 Avenue of the Americas   New York, NY   10036
t: (212) 479-6000  f: (212) 479-6275  cooley.com

October 23, 2018
Page Two

Sincerely,

Cooley LLP

/s/ Divakar Gupta
Divakar Gupta

cc:	Julian Adams, Gamida Cell Ltd.
Haim Gueta, Meitar Liquornik Geva Leshem Tal
Daniel I. Goldberg, Cooley LLP
Joshua A. Kaufman, Cooley LLP
Michael Kaplan, Davis Polk & Wardwell LLP
Derek Dostal, Davis Polk & Wardwell LLP

Cooley LLP   1114 Avenue of the Americas   New York, NY   10036
t: (212) 479-6000  f: (212) 479-6275  cooley.com